Exhibit 4.14

HEIDELBERG Distributor Agreement

This Heidelberg Distributor Agreement (hereinafter referred to as the “Agreement”) is made between

Heidelberger Druckmaschinen Aktiengesellschaft,

a corporation incorporated under the laws of the Federal Republic of Germany, with its principal offices at Kurfuersten-Anlage 52-60, D-69115 Heidelberg, hereinafter referred to as “Heidelberg”

and

Buhrmann NV,

a corporation incorporated under the laws of the Netherlands, with its principal offices at Hoogoorddreef 62, NL-1101 BE Amsterdam Z.O., hereinafter referred to as “Buhrmann”.

Recitals:

A.                                   Heidelberg with its Solution Centers and subsidiaries in the Heidelberg-Group develops, assembles, manufactures, licenses, distributes, provides, sells and services prepress, press and postpress systems, complementary equipment, accessories, software, training, consulting services and consumables (as defined in section 1) for the printing and graphic arts industry on worldwide basis.

B.                                     Heidelberg in this Agreement acts on its behalf and the behalf of its subsidiaries which develop, assemble, manufacture, license, provide and sell Heidelberg Products and Web Products as defined in section 1 below.

C.                                     BUHRMANN on its behalf and the behalf of its subsidiaries that are part of BUHRMANN’s Graphic Systems Division (hereinafter called “BUHRMANN’s Subsidiaries”) desires to act as distributor for Heidelberg Products and Web Products in the Territory as defined below.

D.                                    Heidelberg and BUHRMANN wish to enter into an agreement to govern their relationship and their cooperation with regard to the distribution, sales and service of Heidelberg Products and Web Products in the Territory.

NOW THEREFORE IN CONSIDERATION OF THE MUTUAL COVENANTS AND AGREEMENTS CONTAINED IN THIS AGREEMENT THE PARTIES AGREE AS FOLLOWS:

1.              Appointment; Ownership and Management

Heidelberg hereby appoints BUHRMANN as its non-exclusive distributor of Heidelberg Products within the Territory, subject to the terms and provisions of this Agreement. Heidelberg grants to BUHRMANN the right, subject to the terms and provisions of this Agreement, to purchase all Heidelberg graphic arts products including spare parts, accessories and components thereof (hereinafter called “Heidelberg Products”) excluding Heidelberg Digital- and NexPress-products for resale in the Territory. Web- and web-related products (hereinafter called “Web-Products”) shall be marketed on a commission basis subject to the terms and conditions as defined in Appendix 1. On a case by case basis Heidelberg may require (or agree with BUHRMANN’s request) that Heidelberg Products are sold by Heidelberg to customers on a direct basis with a commission payable to BUHRMANN.

2.               Territory

The Territory for the purpose of this Agreement shall consist of the following listed countries:

for Heidelberg Products:

the Netherlands, Belgium, Luxemburg,
Italy incl. San Marino and Vatican City,
Greece and
Spain incl. Andorra,

for Web-Products:

the Netherlands, Belgium, Luxemburg,
Italy incl. San Marino and Vatican City and
Greece.

In case of changes in said Territory because of war, civil war, referendum or other political circumstances, the parties hereto shall enter into discussions about necessary steps to be taken with regard to this Agreement, if such change affects at least 5% of either the Territory’s area or the Territory’s population or the number of customers in the Territory or the number of Heidelberg Products installed in the Territory.

3.               Heidelberg Products

Heidelberg reserves the right to improve, discontinue or replace any Heidelberg Product (including spare parts and components thereof) whenever it deems appropriate. Heidelberg shall inform BUHRMANN of such decision within reasonable time.

BUHRMANN shall refrain from making any offer or commitment to customers or prospective customers with respect to the alteration or modification of the specifications and/or configurations of Heidelberg Products as released or recommended by Heidelberg, without the prior written agreement of Heidelberg.

4.               BUHRMANN’s obligations

In addition to other obligations as set forth in this Agreement, BUHRMANN agrees at its own cost and expense:

4.1.                              to use its best efforts to diligently promote in every reasonable manner the sales and service of all Heidelberg Products in the Territory; it is understood that BUHRMANN has an obligation to pay special attention to each and every Heidelberg Product (model and type) offered by Heidelberg;

4.2.                              to comply with Heidelberg’s sales and service policy, standards and requirements as generally determined by Heidelberg from time to time in writing taking into account a reasonable implementation period;

4.3.                              to order Heidelberg Products according to Heidelberg’s order procedures as communicated to BUHRMANN from time to time in writing and to use the respective order forms as required by and/or provided for by Heidelberg taking into account a reasonable implementation period; all orders shall be subject to written acceptance by Heidelberg. Heidelberg reserves the right, subject to technical feasibility, prices or shipment terms and conditions, to refuse any order without any liability to BUHRMANN, if the conditions of the order including technical specifications can not reasonably be met by HEIDELBERG.

4.4.                              to use the sales and service literature and tools as recommended by Heidelberg, e.g. sales brochures, service bulletins, spare parts catalogues etc., both in paper form and as electronic data files;

4.5.                              to build up and / or to maintain in sufficient number and properly trained sales, service and training personnel in reasonable relation to market potential and population of all Heidelberg Products in the Territory;

4.6.                              to build up and / or to maintain inventory of new Heidelberg Products in reasonable relation to market potential and market requirements in the Territory;

4.7.                              to maintain a suitable place of business and - if necessary - additional facilities in the Territory which allow adequate and efficient sales and service activities as well as demonstration of Heidelberg Products and training of BUHRMANN’s personnel and customers, and to maintain the branches in Amsterdam, Athens, Barcelona, Brussels and Milan. BUHRMANN’s Subsidiaries facilities in the Territory shall display in accordance with the provisions of section 7.1 the Heidelberg logo clearly visible, in the same prominent location and at least the same size as BUHRMANN’s logo.

4.8.                              to maintain, to provide for and to up-date an appropriate data processing system and software with respective interfaces as recommended by Heidelberg allowing the exchange and processing of all electronical data and information relevant according to this Agreement with Heidelberg’s data processing system and software (currently R3 of SAP). Heidelberg will issue and distribute certain sales and service information only as electronic data files. Processing these data may require the application of software systems which are not generally available; Heidelberg undertakes to supply such software systems to BUHRMANN at appropriate and reasonable rates and charges;

4.9.                              to do local advertising and public relations in compliance with Heidelberg’s corporate rules for advertising as communicated from time to time in writing and the local law in the Territory at BUHRMANN’s own expense, risk and liability, taking into account a reasonable implementation period. If the Heidelberg corporate rules conflict with any local laws in the Territory BUHRMANN and Heidelberg shall mutually agree on advertising not being in conflict with such laws;

4.10.                        to participate and to prominently show the Heidelberg Products in all major graphic arts exhibitions and fairs in the Territory, and to participate in the DRUPA and the CEBIT, Federal Republic of Germany;

4.11.                        to participate in and to send its personnel on a regular basis to training courses as offered by Heidelberg;

4.12.                        to comply with all provisions and regulations with respect to intellectual property rights in software and fonts supplied by Heidelberg or the respective licensor. The obligation to deliver such software and fonts only to customers who accept the applicable Enduser License Agreement conditions, and to effectively co-operate with Heidelberg to secure proper protection of intellectual property, and any other similar obligations, shall be considered as important contractual obligations under this Agreement. BUHRMANN shall comply with the terms of Enduser License Agreements also with respect to all program or font copies used for demonstration and / or its own business purposes.

4.13.                        to professionally translate documentation, manuals, technical instructions, sales literature and texts of application software etc. into the Territory’s language(-s) if so required by Heidelberg and to provide such literature to its customers in the Territory in paper form and/ or as electronic data files; and

4.14.                        to send the “Heidelberg News” and/or any similar or additional Heidelberg publication to any (potential) customer in the Territory.

5.               Heidelberg’s obligations

In addition to other obligations as set forth in this Agreement, Heidelberg agrees:

5.1.                              to give BUHRMANN’s personnel access to Heidelberg’s training facilities and programs at its established rates and charges as may be adjusted by Heidelberg from time to time;

5.2.                              to give BUHRMANN, subject to Heidelberg’s capacities, access to its demonstration facilities at its established rates and charges as may be adjusted by Heidelberg from time to time;

5.3.                              to provide BUHRMANN with promotion literature such as catalogues, descriptions of the Heidelberg Products, brochures etc. and manuals, instruction books, spare parts books as Heidelberg deems advisable or as required by BUHRMANN in paper form and / or as electronic data files at its established rates and charges as may be adjusted by Heidelberg from time to time; insofar as instruction manuals are concerned Heidelberg is obliged to deliver such in accordance with applicable EU-regulations. If there are any alterations necessary according to local law BUHRMANN will advise Heidelberg of such and Heidelberg will make the necessary adjustments.

5.4.                              to send, if available and requested, marketing and technical experts to the Territory and to support BUHRMANN in introducing new Heidelberg Products or in case of need for solving technical problems at its established rates and charges as may be adjusted by Heidelberg from time to time to BUHRMANN. However, Heidelberg reserves the right to send its marketing and /or technical experts to the Territory at its own costs whenever it deems appropriate.

6.               Non-Exclusive Co-operation; Confidentiality; Subdealers; No Agent

6.1.                              Heidelberg grants to BUHRMANN the non-exclusive right to sell and service Heidelberg Products which right is given to BUHRMANN and its Subsidiaries in the Territory.. BUHRMANN shall appoint subdistributors for sale or for service work related to the Heidelberg Products only with Heidelberg’s prior written consent. On Heidelberg’s request BUHRMANN shall investigate the economic case to establish a subdistributor system for certain Heidelberg Products such as new printing technology, software products, supplies or non complex prepress products which require different marketing and sales activities. In addition thereto, it is understood and agreed that BUHRMANN is not by this Agreement constituted as an agent of Heidelberg for any purpose whatsoever and BUHRMANN agrees to refrain from so representing itself and from purporting to accept any order and from purporting to create any contractual obligation or other obligations for Heidelberg without first obtaining express permission in writing signed by an executive officer of Heidelberg.

6.2.                              BUHRMANN shall not solicit orders or maintain delivery stocks or establish branches outside the Territory and shall inform Heidelberg (or such other SSU which is responsible for the respective market outside the Territory) about requests for Heidelberg Products from outside the Territory. Notwithstanding the foregoing, BUHRMANN is not restricted from fulfilling unsolicited orders from customers residing in other territories within the European Community.

6.3.                              BUHRMANN shall notify Heidelberg 18 months in advance if it shall directly or indirectly engage in the development, manufacture, sale or service of products (including spare parts etc.) which are of a competitive nature to the Heidelberg Products.

6.4.                              Heidelberg, in consultation with BUHRMANN, will actively support and mutually coordinate pre-sales and after sales activities against appropriate charges.

6.5.                              BUHRMANN shall keep confidential and shall not disclose to any third party information received from Heidelberg containing or dealing with any future Heidelberg Product, sensitive technical matters (e.g. quality issues, technical innovations etc.), trade secrets or business secrets of Heidelberg or any other confidential information concerning Heidelberg, its subsidiaries and/or its customers, if so designated by Heidelberg, or if such information should reasonably be expected by BUHRMANN to be of confidential nature. The same shall apply to commercial and financial information, trade or business secrets disclosed by BUHRMANN to Heidelberg which shall be kept confidential and not be disclosed by Heidelberg.

6.6.                              BUHRMANN shall not sell or represent products and technical components for the graphic arts industry which could cause technical problems for or damages to the Heidelberg Products if interconnected and/or combined with them.

6.7.                              Heidelberg shall notify BUHRMANN 18 months in advance if it shall appoint one or more distributors (including Heidelberg Product Centers) for the Heidelberg Products in the Territory.

7.              Trademarks; Patents; Technical Co-operation

7.1.                              Heidelberg grants to BUHRMANN the right to use Heidelberg’s trade marks, particularly the trademark “HEIDELBERG”, which BUHRMANN’s Subsidiaries shall have the right to also incorporate in their company name, in the Territory on its buildings and facilities as well as on its letterhead, forms and other printed or electronically distributed sales and service literature. This right shall not be assigned or otherwise transferred to any third party and can be revoked by Heidelberg at any time upon any substantial breach or default of BUHRMANN under this Agreement. In any event, this right shall automatically terminate at the time this Agreement terminates.

7.2.                              BUHRMANN agrees not to obtain or attempt to obtain, during the continuance of this Agreement, or at any time thereafter, by registration or other method whether or not sanctioned by law, any right, title or interest to any of the trademarks or trade-names of Heidelberg or any other trademarks or trade-names which may be confusingly similar thereto, except with the prior written consent and authorization of Heidelberg.

7.3.                              BUHRMANN shall promptly notify Heidelberg of any potential infringement of Heidelberg’s intellectual property rights it becomes aware of and assist Heidelberg in the application for and enforcement of its intellectual property rights in the Territory (e.g. by signing all necessary documents, joining Heidelberg at Heidelberg’s cost in case of legal disputes).

7.4.                              Heidelberg agrees to defend and hold BUHRMANN harmless from and against any claim of any third party alleging that Heidelberg Products sold by BUHRMANN in the Territory infringe such third party’s patents, copyrights or other intellectual property rights, provided that Heidelberg is as soon as reasonably practicable notified by BUHRMANN of such claim and given full control over the defence or settlement of such claim and provided that BUHRMANN has not modified the Heidelberg Product in question and has complied with section 6.6 above. Heidelberg’s total liability under this indemnity shall not exceed the amount of € 1 million per occurrence.

7.5.                              BUHRMANN undertakes to closely co-operate with Heidelberg in the technical field for the purpose of modifying and/or improving the Heidelberg Products in accordance with customer requests. BUHRMANN shall report and assign to Heidelberg all of its right, title and interest in and to any improvement or new development in this respect, even if it is patentable. In such case BUHRMANN shall receive a reasonable compensation mutually agreed upon by the Parties. BUHRMANN undertakes - to the extent legally possible - to change new employment contracts in such a way that inventions are owned by the respective BUHRMANN Subsidiary in order to transfer it to Heidelberg as provided above.

8.               Prices; Payment; Financing

8.1.                              The prices to be paid by BUHRMANN for Heidelberg Products purchased for resale shall be those prices as set forth on the Heidelberg lists of established distributor net prices or, where applicable, customer retail ex works pricesand discounts, in effect at the time of shipment as may be adjusted by Heidelberg from time to time in accordance with 8.3, less all applicable discounts then granted to BUHRMANN in accordance with the discount schedules in effect at the time the order for such Heidelberg Product is accepted by Heidelberg. If an established price is not available for a certain Heidelberg Product, BUHRMANN shall be required to obtain Heidelberg’s price to BUHRMANN for the respective Heidelberg Product before BUHRMANN’s quoting to the customer.

8.2.                              BUHRMANN shall advise Heidelberg for benchmark purposes of its price calculation and resale prices on Heidelberg Products (including costs of installation, if any) which BUHRMANN shall establish in its sole discretion. In addition, BUHRMANN shall advise Heidelberg and explain to Heidelberg in detail its price calculation also for a particular case, if so requested by Heidelberg.

8.3.                              Heidelberg will furnish BUHRMANN on a regular basis with its current distributor net price lists or, where applicable, with its current customer retail ex works price lists and discount schedules , if applicable, and reserves the right to change its price lists and discount schedules with written notice to BUHRMANN given reasonably in advance. Price changes shall not affect orders which have already been accepted by Heidelberg.

8.4.                              Prices for Heidelberg Products will be in Euro, U.S. Dollars or British Pounds depending on the manufacturing origin of such product. Heidelberg reserves the right to determine its prices in any other freely convertible currency. Prices shall in any case be ex-works, excluding packing charges, transport and freight costs, bank charges, insurance premiums, documentation fees, export and import duties, customs and excise duties, taxes of whatever kind and by whomsoever imposed, expenses for storage, consular fees and all other charges and expenses which may be incurred in connection with the sale and which shall be borne by BUHRMANN.

8.5.                              In the event that Heidelberg sells a Heidelberg Product directly to a customer in the Territory, Heidelberg shall pay to BUHRMANN a commission as agreed upon by both parties.

8.6.                              In case a Heidelberg Product is sold on a commission basis in one territory and shipped, at the customer’s request, to another territory and at least two sales and service units (“SSUs”, for the purpose of this Agreement comprising of Heidelberg, Heidelberg Subsidiaries as well as BUHRMANN Subsidiaries) are involved, Heidelberg shall decide in its sole discretion the allocation of the commission payable to each of the SSUs. Such decision shall be final and binding. In no event shall the aggregate of all such allocations exceed the total commission normally applicable.

8.7.                              On orders received on a “no charge” basis, or on “replacements” under warranty, or as a consequence of customer claims, no discount or commission will be applicable.

8.8.                              If not otherwise agreed between the parties, any commission payable by Heidelberg to BUHRMANN for Heidelberg Products sold on a commission basis will be credited, after shipment, in proportion to payments received by Heidelberg from the customer or any other party, provided, however, that such obligation to pay only comes into effect when and in so far as Heidelberg has already received at least 50 % of the purchase price.

8.9.                              Payment for the Heidelberg Products purchased by BUHRMANN for resale shall be made in accordance with the current terms of payment agreed upon between the parties.  Heidelberg reserves the right in its sole discretion to cancel or terminate any order or to postpone the delivery of the ordered Heidelberg Product if agreed upon down payments are not fully made when due or the payment of the Heidelberg Product becomes uncertain. Substantial and/or repeated breaches of BUHRMANN’s payment obligations entitle Heidelberg to terminate this Agreement without notice.

8.10.                        BUHRMANN shall actively offer and provide assistance to the (potential) buyer of Heidelberg Products to obtain financing and undertake best efforts to support and advise the customers also in that respect. Upon request Heidelberg can, but is not required to, offer financing itself and /or through third parties (e.g. by initiating financing programs and the like).

9.              Service of Heidelberg Products in the Territory

9.1.                              Except for work actually performed by Heidelberg employees, experts or consultants and except for work carried out by Heidelberg persuant to Heidelberg’s warranty obligations, BUHRMANN undertakes at its own risk, cost and expense to be responsible for the installation, warranty performance, service, repair and maintenance work on the Heidelberg Products on customers’ sites in the Territory. BUHRMANN shall maintain sufficient and properly trained service and training personnel and shall provide for necessary equipment (e.g. assembly tools, machinery for installation of Heidelberg Products, tools, spare parts).

9.2.                              During the warranty period Heidelberg replaces defective parts and software in accordance with Heidelberg’s general terms and conditions and the established policy of the respective Heidelberg Solution Center.

9.3.                              BUHRMANN shall comply with Heidelberg’s general service policy and standards, shall participate in and support retrofit or up-date/upgrade programs of Heidelberg, all of which shall have been communicated to BUHRMANNS Subsidiaries in writing, and shall establish a flexible service structure which allows the same degree of quality of service work and the same response times as provided by the majority of Heidelberg’s other sales and service units.

9.4.                              Heidelberg shall reasonably support BUHRMANN’s service work in the Territory by providing necessary service information (such as Heidelberg Service Bulletins and other technical information), offering training material (e.g. videotapes and brochures) and giving BUHRMANN’s personnel access to its training facilities at its established rates and charges as may be adjusted by Heidelberg from time to time.

10.         Spare Parts for Heidelberg Products

10.1.                        BUHRMANN shall maintain at all times a sufficient and reasonable inventory of spare parts for and components of Heidelberg Products in order to meet customer’s needs and to achieve the goals according to section 10.3 of this Agreement. Spare parts and software which are directly sold by Heidelberg to the customers in the Territory (e.g. via Internet) may be excluded from aforesaid obligation. Heidelberg shall deliver spare parts and components for Heidelberg Products to BUHRMANN’s Subsidiaries within reasonable time

10.2.                        Spare parts for Heidelberg Products shall be available from Heidelberg for at least five years after manufacture of the respective Heidelberg Products has ceased. BUHRMANN shall refrain from any statement towards customers which goes beyond this obligation of Heidelberg as defined herein. For software products and releases, as well as for other Heidelberg Products with a shorter life cycle, as the case may be, Heidelberg may define a shorter period.

11.         Reporting and Benchmarking

11.1.                        BUHRMANN agrees to establish and maintain a list of all purchasers and all owners of Heidelberg Products within the Territory which shall be in compliance with Heidelberg’s reasonable recommendations for a customer data base which will be communicated to BUHRMANN in writing. Heidelberg and BUHRMANN shall establish annual meetings for a comprehensive discussion of market potentials and market prices of the Heidelberg Products and competitive products in the Territory and BUHRMANN shall inform Heidelberg at least once a year about its market share in the Territory which information shall be detailed for each Heidelberg Business Unit as applicable for the different Heidelberg Products.

11.2.                        BUHRMANN shall participate in the Heidelberg marketing and service reporting system and report such information and data as reasonably requested by Heidelberg from time to time. In addition hereto, BUHRMANN shall produce in advance on an annual basis business plans with a commitment to be discussed and agreed upon with the respective Heidelberg Business Unit, if so requested by Heidelberg. In any event, BUHRMANN shall inform Heidelberg about all lost orders and the reasons for such, particularly if an already forecasted sale of a Heidelberg Product (excluding spare parts, components thereof and consumables) can not be accomplished during the forecasted period.

11.3.                        Upon request of Heidelberg, BUHRMANN shall furnish its annual audited financial statements presented within six months following the closing of its fiscal year and on a monthly basis its marketing and service reports related to BUHRMANN’s Subsidiaries. Additionally, BUHRMANN remains obligated to inform Heidelberg immediately about its financial condition whenever a situation arises which could substantially affect BUHRMANN’s ability to comply with its obligations under this Agreement.

11.4.                        At least quarterly BUHRMANN shall give Heidelberg an overview about the general economic situation in the Territory and particularly of the printing industry in the Territory.

11.5.                        BUHRMANN shall, on a case by case basis, inform Heidelberg about forthcoming political or legal changes in the Territory which could affect Heidelberg’s market share or the sale of Heidelberg Products in the Territory (e.g. changes of tax or export control laws; expansions or changes in environmental or machine safety regulations) and about the activities of Heidelberg’s competitors in the Territory. BUHRMANN shall also establish and maintain a prospect data base similar to its customer data base to include potential and competitor’s customers in the Territory.

11.6.                        Heidelberg and BUHRMANN shall establish a “supervisory board” (Beirat) consisting of executives of the parties who will meet at least once a year to discuss strategic subjects. The agenda and location of any meeting will be mutually agreed upon well in advance of the meeting and minutes will be taken of such.

11.7.                        BUHRMANN will apply for ISO 9001 certification and upon achievement will maintain same.

12.         Warranty; Liability; Insurance; Delivery of/for Heidelberg Products

12.1.                        In connection with any sale of the Heidelberg Products made hereunder, Heidelberg provides its warranty as set forth in Heidelberg’s general terms and conditions for its respective products as attached to the order confirmation which Heidelberg is entitled to modify from time to time with effect for future sales in the Territory taking into account a reasonable implementation period. Heidelberg’s general terms and conditions as attached to the order confirmation shall be a constituent part of each of BUHRMANN’s orders for the respective Heidelberg Product, even without being referred to in each particular case, and form an integrated part of this Agreement. Heidelberg shall in no event be liable for or bound by any additional warranties granted by BUHRMANN to the customers in the Territory.

12.2.                        Unless otherwise provided herein, Heidelberg’s liability shall be limited in accordance with Heidelberg’s general terms and conditions for its respective products as referred to in 12.1. Heidelberg shall in no event be liable to BUHRMANN for any indirect, special or consequential damages or lost sales or profits arising from or related to the sale or the performance of Heidelberg Products whether arising at contract or at law and irrespective of fault or negligence unless otherwise provided in Heidelberg’s general terms and conditions for its respective products as referred to in 12.1. BUHRMANN agrees to indemnify and hold Heidelberg and its subsidiaries harmless from any claim which a customer asserts against Heidelberg and its subsidiaries. With respect to product liability claims section 12.3 shall apply.

12.3.                        BUHRMANN shall cover liability insurance for itself and its Subsidiaries against any claim raised against them under the product liability laws of the Territory.  BUHRMANN will investigate if there is any differentiation between local product liability law and EU-product liability law and will inform Heidelberg accordingly.

12.4.                        Delivery of the Heidelberg Products shall be performed in accordance with the terms outlined in Heidelberg’s order confirmation or otherwise according to Heidelberg’s general terms and conditions for the respective products. .

13.         Export Control

13.1.                        Notwithstanding Heidelberg’s primary responsibility for complying with all applicable export regulations, BUHRMANN agrees that it will deliver Heidelberg Products to the customers in the Territory only in strict compliance with the German Aussenwirtschaftsgesetz and the applicable export control laws and regulations of the European Community and the United States. On BUHRMANN’s request Heidelberg will make available to BUHRMANN copy of the respective regulations or applicable parts thereof.

13.2.                        Both parties reserve the right to terminate, withdraw or postpone any order for delivery of Heidelberg Products or spare parts or components thereof to the Territory if this is in conflict with national or international export control laws. In such case the Force Majeure provisions as per section 15.9 shall apply.

14.         Term, Termination and Consequences of Termination

14.1.                        This Agreement shall become effective on July 1st, 2003, upon its execution by both parties hereto by their authorized representatives. Upon execution it shall remain in effect for a period of 5 (five) years. After that initial five years period the Agreement shall continue to be in effect unless terminated by a eighteen (18) months prior written notice by one of the parties to the end of the calendar month.

14.2.                        This Agreement may be terminated at any time by mutual consent of the parties, evidenced by a written agreement providing for termination.

14.3.                        This Agreement may be terminated without notice by either party, if the other party repeatedly and/or substantially breaches its obligations according to this Agreement, if the other party shall be in bankruptcy, shall file a petition in bankruptcy, shall make an assignment for the benefit of its creditors, shall have a receiver appointed, or if another provision of this Agreement expressly provides for such termination. In case of change of control of either of the parties, both parties are entitled to cancel this Agreement, taking into account a notice period of 18 months provided that such right shall expire after 2 months after the change of control has become public.

14.4.                        In the event of termination of this Agreement Heidelberg in its sole discretion shall either fulfill the orders placed by BUHRMANN as confirmed by the customer at the date the termination becomes effective, in which case BUHRMANN may continue to deliver the order to its customers, provided that BUHRMANN pays for the Heidelberg Products as agreed to, or fulfil such orders itself and pay BUHRMANN 50% of the applicable commission rate as set forth in section 8.5, and shall have the option:

• to repurchase any or all Heidelberg Products, spare parts and components thereof which are new, unused and in proper condition on hand unsold by BUHRMANN at BUHRMANN’s net costs (excluding charges, fees and expenses referred to in section 8.4) less a depreciation of 3% for every month since the respective item’s shipment ex works Heidelberg, and

• to repurchase any or all assembly tools, equipment for installation of Heidelberg Products and tools at BUHRMANN’s net costs (excluding charges, fees and expenses referred to in section 8.4) less a depreciation of 4% for every month since the respective item’s shipment ex works.

Such option shall extend for 90 days from the date of termination and BUHRMANN agrees to deliver any such item in accordance with Heidelberg’s directions, with any applicable payments from Heidelberg to BUHRMANN to be net 30 days.

14.5.                        In case of any termination of this Agreement Heidelberg shall be obligated, in addition to the first option as set forth in section 14.4 regarding orders already confirmed, to pay compensation to BUHRMANN for any pending order which has been at least substantially prepared by BUHRMANN, but has not been confirmed by Heidelberg prior to termination becoming effective. Such compensation shall be 25% of the applicable commission rate as set forth in section 8.5, provided that BUHRMANN presents to Heidelberg a written list of prospective orders (indicating the customer and the Heidelberg Product in question) within 15 days after termination has become effective and that such order (or a substantially comparable and similar order) has been fulfilled by Heidelberg within 12 months after termination has become effective. Section 8.9 shall apply accordingly.

14.6.                        Upon termination of this Agreement, i.e. when all transactions hereunder have been finalized, all rights and permits granted to BUHRMANN by Heidelberg shall be immediately withdrawn, revoked and terminated, all indebtedness of BUHRMANN shall immediately become due and payable and BUHRMANN shall immediately remove and discontinue the use of all signs, stationery, advertising and other material that could make it appear to the public that BUHRMANN is still a distributor of Heidelberg Products.

14.7.                        Unless otherwise expressly provided herein, neither party shall be liable to the other for loss or damage arising from or related to the termination of this Agreement. No claim for remuneration, compensation or any severance payment can be lodged by BUHRMANN against Heidelberg or any of its subsidiaries in case this Agreement is terminated. Section 12.2 shall apply accordingly.

15.         Miscellaneous

15.1.                        This Agreement supersedes and replaces all previous agreements and understandings between Heidelberg and Heidelberg’s subsidiaries on the one side and BUHRMANN and BUHRMANN’s subsidiaries on the other side, but without prejudice to any claims for payment by BUHRMANN or its subsidiaries to Heidelberg which are owed according to any such previous agreements. BUHRMANN shall ensure that its subsidiaries will fulfil any and all obligations resulting from this Agreement accordingly and guarantees for their financial obligations.

15.2.                        This Agreement, together with its Appendices, constitutes the entire agreement between the parties. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any party or its directors, officers, employees or agents, to the other party or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid.

15.3.                        The inclusion of headings in this Agreement is for convenience of reference only and shall not affect its construction or interpretation.

15.4.                        Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceability without invalidating the remaining provisions and any prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable that provision in any other jurisdiction. For any provision so severed there will be deemed substituted a like provision to accomplish the intent of the parties as closely as possible to the provision as drafted, as determined by any court or arbitrator having jurisdiction over any relevant proceedings, to the maximum extent permitted by law.

15.5.                        Any waiver of, or consent to depart from, the requirements of any provision of this Agreement will be effective only if it is in writing and signed by the party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of either party to exercise, and no delay in exercising, any right under this Agreement, even if it occurs repeatedly, will operate as a waiver of that right. No single or partial exercise or waiver of any right will preclude any other or further exercise of the right or the exercise of any other right.

15.6.                        Heidelberg and BUHRMANN are entering into and performing this Agreement as independent contractors. Nothing in this Agreement is to be taken to constitute a joint venture or partnership between the parties.

15.7.                        This Agreement will be governed by and construed in accordance with the laws of the Federal Republic of Germany and the parties attorn to the exclusive jurisdiction of the Heidelberg courts. However, this shall not apply to the sales contracts for Heidelberg Products between Heidelberg or any of its subsidiaries and BUHRMANN which shall be governed by the provisions of Heidelberg’s general terms and conditions.

15.8.                        Neither party may assign this Agreement or any right granted herein without the prior written consent of the other, which consent may not unreasonably be withheld.

15.9.                        If, by reason of Force Majeure (as defined below), either party is delayed or unable, in whole or in part, to perform or comply with any obligation or condition of this Agreement (other than an obligation to make payments as and when due), such party will be relieved of liability and will suffer no prejudice for failing to perform or comply or for delaying that performance or compliance during the continuance and to the extent of the inability so caused from and after the happening of the event of Force Majeure, provided that it gives to the other party prompt notice of its inability and reasonably full particulars of the cause of the inability. If notice is not promptly given, such party will only be relieved from performance or compliance from and after the giving of notice. Such party will use reasonable commercial efforts to remedy the situation and remove, so far as is possible, with reasonable dispatch, the cause of its inability to perform or comply, provided, however, that settlement of strikes, lockouts and other industrial disputes will be within the sole discretion of such party. Such party will give prompt notice of the cessation of Force Majeure. Force Majeure means any cause of any kind whatsoever not reasonably within the control of a party and includes, without limitation, acts of God and the public enemy, the elements, fire, accidents, vandalism, sabotage, breakdowns or accident to equipment or software, power failure, failure or delay or disruption of transportation facilities, inability to obtain or curtailment of supplies of materials, equipment, computer software or labour required to perform or comply with any obligation of this Agreement, strikes, lockouts or any other industrial, civil or public disturbances, any laws, orders, rules, acts or restraints of any government or governmental body or authority, civil or military, including the orders and judgments of courts. For greater certainty, Force Majeure does not include causes reasonably within the control of a party to this Agreement.

15.10.                  Any notice or other communication required or permitted to be given must be in writing and given by facsimile or other means of electronic communication or by hand-delivery. Any notice, if sent by facsimile or other means of electronic communication, will be deemed to have been received on the business day following the sending, or if delivered by hand will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at that address having apparent authority to accept deliveries on behalf of the addressee. Where notice must be addressed to more than one individual, the notice must be delivered under separate cover to each individual and will be deemed to be received on the receipt, in accordance with the foregoing, by the last of the addressees. Notice of change of address will also be governed by this section 16.10, but will only be effective on actual delivery.

15.11.                  Notices and other communications must be addressed as follows:

•	if to Heidelberg:	Heidelberger Druckmaschinen AG
Attn: Holger Reichardt

Vorstand Marketing
Kurfuersten-Anlage 52 - 60
D-69115 Heidelberg

copy to:	Marketing Counsel

Telecopier No.:	-49-6221-92-4009 or
-49-6221-92-4069

or in case of a response to a notice by Heidelberg to the address indicated on such prior notice

•	if to BUHRMANN:	Buhrmann N.V.
Attn. Mr. Carl Thomas
President Graphic Systems Division
copy to: General Counsel

		Telecopier No.:	+31 20 65 110 03

15.12.                  This Agreement may be signed in counterparts. Each counterpart will constitute an original document and the counterparts, taken together, will constitute one and the same instrument.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS AGREEMENT.

Place/Date Heidelberg, Nov. 26th, 2002	Amsterdam, Dec, 10th, 2002

Heidelberger Druckmaschinen AG	BUHRMANN N.V.

Bernhard Schreier	Holger Reichardt	Frans Koffrie	Carl Thomas
Chairman of the Board	Member of the Board	CEO	President Graphic Systems Division

Enclosures:

Appendix 1

Appendix 1

Terms and Conditions for Web- and Web-related Products

With respect to Web- and Web-related products as manufactured by the Heidelberg Solution Center Web as per listed in Annex A - hereinafter called “Web-Products” - the terms and conditions of the Distributor Agreement shall apply together with the terms and conditions of this Appendix 1, , which latter terms and conditions shall supersede, replace, amend or modify the Distributorship Agreement.

1.                                      Distributor Agreement.

With respect to the terms and conditions of the Distributor Agreement the Distributor Agreement will have to be interpreted as follows:

1.1                                 In all instances where the term “Heidelberg Products” is used this should be replaced by “Web Products”.

1.2                                 The following sections of the Distributor Agreement are not applicable
4.6; 6.1; 8.1; 8.2; 8.9, first sentence; 10.1; 14.4

1.3                                 The following sections of the Distributor Agreement need to be amended:
4.7: delete: “Barcelona”

8.3: replace by: “ Heidelberg will furnish BUHRMANN on a regular basis with its current export price lists for Web-products and reserves the right to change such price lists with written notice to BUHRMANN, given reasonably in advance. Price changes shall not affect orders which have already been accepted by Heidelberg.”

14.5: replace by: “In case of any termination of this Agreement Heidelberg shall be obliged to pay compensation to BUHRMANN for any pending order which has at least been substantially prepared by BUHRMANN as follows: if Heidelberg has confirmed the order, it will pay the commission that would otherwise be payable pursuant to this Appendix 1; if Heidelberg has not yet confirmed the order it will pay 25% of the applicable commission rate as set forth in Annex B, provided that BUHRMANN presents to Heidelberg a written list of prospective orders (indicating the customer and the Heidelberg Product in question) within 15 days after termination has become effective and that such order (or a substantially comparable and similar order) has been fulfilled by Heidelberg within 12 months after termination has become effective.

2.                                      Organisation

2.1                                 BUHRMANN shall maintain in the Territory a Web channel organisation in mutual agreement with the Heidelberg Market Center Western Europe, Middle East and Africa and the Heidelberg Solution Center Web.

2.2                                 The appointment and/or dismissal of Sales and Management staff active in this product segment, shall only be done in mutual agreement with the Director of Heidelberg Market Center Western Europe, Middle East and Africa.

3.                                      Commission sales

3.1                                 Products are distributed by BUHRMANN on a commission basis, i.e. Heidelberg enters into a sales contract with the end user of the products and BUHRMANN receives a commission as specified in the commission schedule as per Annex B.

3.2                                 Heidelberg reserves the right to change said commission schedule from time to time, after consultation with BUHRMANN and by written notice to BUHRMANN. However, no change shall be effective with respect to any order received through BUHRMANN within the first three months following such notice. The commission schedule as determined by Heidelberg shall maintain a level which ensures a profitable business for BUHRMANN.

3.3                                 On orders received and accepted upon a negotiated price basis which differs in an exceptional way from the export list price of the respective product, the commission rates as per Annex A shall be discussed between the parties and may be adjusted depending upon the circumstances of the relevant transaction such as the efforts of both parties to achieve the transaction and the interest of any of the parties to conclude the transaction.

4.                                      Terms of Payment

4.1                                 Any commission payable by Heidelberg to BUHRMANN for Products sold on a commission basis will be credited after shipment in proportion to cash payments received by Heidelberg from the purchasers. Heidelberg shall not be liable for payment of any unpaid commission on Products, which Heidelberg repossesses as a result of failure by the purchaser to pay any balance of the purchase price.

4.2                                 Further, when Products are sold by BUHRMANN on a commission basis and are later returned with Heidelberg’s consent by the purchaser for credit, Heidelberg shall be entitled to a reasonable refund from BUHRMANN.

4.3                                 In case of any order cancellation by the customer, any paid commission is to be refunded and no additional commission is due.

4.4                                 Any commission payable by Heidelberg for spare parts sold directly to the customer will be credited within 20 working days after the end of each quarter on the statement of all parts (ex works value) shipped during the relevant quarter.

5.                                      Sales Contracts

In case of a commission sale a sales contract according to Heidelberg Web Systems General conditions as per Annex C shall be signed with the end user.

Annex A

Web-Products

•                  Commercial Presses

M-600 (A24, B24, C24)

M1000B

Prinstream 100

Sunday 2000 (16, 24)

Sunday 3000 (3000i, 16, 24)

Sunday 4000 (4000i, 32S, 48, 64)

•                  Folders

•                  Splicers & Dryers (Contiweb, The Netherlands)

•                  Newspaper Presses

Mercury

V-30

Mainstream 80

•                  Finishing Products (Mailroom/Bindery)

•                  All spare parts, auxiliaries and components related to the above mentioned products

Annex B

Commission Schedule

	Press & Folder	Auxiliaries
Sunday 2000	5%	4%
Sunday 3000	5%	4%
Sunday 4000	5%	4%
M-600	8%	4%
PrintStream	10%	4%
Mercury	12%	4%
V-30	12%	4%

Mainstream	Determined on a project by project basis
Spare Parts	5% (to be confirmed)

Annex C

General Sales Conditions